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RECEIVED
2006 APR 27 A 10:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



SUPPL

Mark Paslawski
Direct Line: 403.298.2068
e-mail: paslawskim@bennettjones.ca
Our File No.: 44609-8

April 25, 2006

Delivered by Courier

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of a press release dated April 24, 2006, filed on SEDAR by our client, Calfrac Well Services Ltd.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of the unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP



Mark Paslawski

PROCESSED
APR 27 2006
THOMSON
FINANCIAL



MP/llm
Enclosure

cc: Tom Medvedic
VP, Finance and Chief Financial Officer
Calfrac Well Services Ltd.



News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac's Chief Operating Officer retires

CALGARY, April 24 /CNW/ - Calfrac Well Services Ltd. ("Calfrac" or the "Corporation") (TSX-CFW) announces the retirement of Mr. Robert S. Roberts, Senior Vice President, Operations and Chief Operating Officer of the Corporation. Mr. Gordon Dibb, Executive Vice President of the Corporation, has been named Calfrac's new Chief Operating Officer. Mr. Don Battenfelder, the Corporation's Vice President, Operations, will continue to manage Calfrac's operations and will also assume Mr. Roberts' responsibilities for the Corporation's capital equipment program. Calfrac wishes to sincerely thank Mr. Roberts, one of the original founders of the Corporation, for his contributions to Calfrac over the past seven years and wishes him the very best in his retirement.

Calfrac Well Services Ltd. provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada, the Rocky Mountain region of the United States and western Siberia in Russia. Additional information about Calfrac Well Services Ltd. can be found on its website at www.calfrac.com.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Calfrac's control, including the impact of general economic conditions, industry conditions, and fluctuations in commodity prices and foreign exchange rates. Calfrac's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits Calfrac will derive from them.

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 19:18e 24-APR-06